

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 7, 2017

James C. Heckman, Jr.
President and Chief Executive Officer
theMaven, Inc.
2125 Western Avenue, Suite 502
Seattle, WA 98121

> **Re:** **theMaven, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2017**
> **File No. 333-217992**

Dear Mr. Heckman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements for the quarter ended March 31, 2017.

2.   Please revise all references to your common stock being "listed" on the OTCQB to clarify that securities are quoted on the over-the-counter board and not listed.

Risk Factors

Investor confidence and market price of our shares may be adversely impacted if we are unable to attest to the adequacy of the internal controls over our financial reporting…, page 10

3.   Please revise your risk factor heading on page 10 to remove the word "if" and replace it with language reflecting that you have in fact concluded there is a material weakness in your internal controls and procedures.

Business

Recapitalization Accounting, page 17

4.   We refer to the table summarizing the calculation of the relative voting control on page F-15. In order that we may better understand the substance of the recapitalization transaction, please provide us a comparative table summarizing the number of shares and percentage ownership beneficially held by the officers and directors and 5% shareholders of each of the combining companies before the transaction and the combined company immediately after the transaction.

theMaven Overview, page 18

5.   Please elaborate on the contents of your business plan. For example, provide an anticipated timeline for completion of various milestones, such as when you expect the platform to be completed and when users may start accessing the platform. Additionally, provide an estimate of the funds needed to complete your business plan.

6.   Your business description mentions that theMaven platform will be available on a mobile application. Please clarify how the mobile application fits into your business plan, including when you expect the mobile application to be ready, whether you are currently developing the mobile application and, if not, when you expect to commence work on it. Additionally, disclose whether you expect the mobile application or the website to be the primary consumer-facing platform.

7.   We note that you intend to develop two primary sources of revenue: online advertising and paid membership subscriptions. To the extent known, disclose the percentage of revenue you expect to receive from each source. Similarly, discuss how you anticipate being able to provide professional publishers with an ability to monetize superior to that of other platforms.

8.   We note your disclosure that the success of your business depends on the quality of the channel partners. In this respect, please clarify whether you currently have any signed agreements with your proposed channel partners. We also note your disclosure that your platform will serve a coalition of channel partners by invitation only. Please disclose how the company chooses prospective channel partners, including the factors you plan to consider when determining what individuals or entities will receive invitations, and clarify whether it is the subscribers or your marketing clients who you intend to recruit by invitation only.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 23

9.   Please clarify your statements on pages 20 and 23 discussing the amount you have spent since inception on research and development expenses. We note that the table on page 23 shows research and development expenses of $411,741, but that you also assert spending $951,887 under the relevant subheading.

General and Administrative Expenses, page 23

10.   We note that stock-based compensation accounted for a significant portion of your general and administrative expense. Please describe any other significant components of general and administrative expenses and their related amounts that may enable your investors to better understand the cost of your business operations. Refer to Item 303(A)(3)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications